SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 3, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on November 3, 2009.

PRESS RELEASE	Amsterdam, 3 November 2009
ING agrees to sell three of its U.S. broker-dealers to Lightyear
ING announced today that it has reached an agreement to sell three of its U.S. independent retail broker-dealer units, which comprise three-quarters of ING Advisors Network, to Lightyear Capital LLC. Terms of the agreement were not disclosed. The transaction is not expected to have a material impact on ING’s earnings.
The transaction concerns Financial Network Investment Corporation, based in El Segundo, Calif., Multi-Financial Securities Corporation, based in Denver, Colo., PrimeVest Financial Services, Inc., based in St. Cloud, Minn., and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network.
ING will retain ING Financial Advisers, Inc., based in Windsor, Conn., and ING Financial Partners, Inc., based in Des Moines, Iowa. ING chose to retain these broker-dealers because they are closely-affiliated and play a key role in ING’s strategy in the U.S. which focuses on Retirement Services, Life Insurance and Rollover Annuities.
“This transaction simplifies ING’s structure in the U.S., and allows us to focus resources and capital on our core Retirement Services, Life Insurance, and Rollover Annuity businesses,” said Tom McInerney, member of the Management Board Insurance of ING Group. “It is also in the best interest of the broker-dealers, their employees, and the affiliated representatives and financial institutions, to find a new ownership structure. We believe that Lightyear will be an outstanding owner of these broker-dealers and be able to ensure a promising future for these businesses.”
Lightyear is a recognized private equity firm in the U.S. that specializes in investing in financial services companies. With a successful track record of investing in well-managed, high-performing companies poised for strong future growth, Lightyear currently manages approximately US $3 billion in committed capital. Lightyear’s principals average more than 25 years of experience across the financial services industry.
Financial Network, Multi-Financial, and PrimeVest together represent one of the largest and most accomplished broker-dealer networks in the U.S. industry. With strong and experienced management teams, exceptional back-office technology, plus a diversity of field management structures to accommodate a wide variety of financial professionals’ businesses, these broker-dealers have been leaders in the broker-dealer industry for many years. In 2008, collectively, the broker-dealers had more than 5,000 affiliated independent registered representatives and generated total concession revenue of approximately US $600 million. A broker-dealer firm generally executes the buying and selling of securities on behalf of its registered independent representatives, otherwise know as affiliated brokers.
This transaction is subject to regulatory approvals and is expected to be closed in the first quarter of 2010.

Press Enquiries		Investor Enquiries
Victorina de Boer	Dana Ripley	Bill Cokins
ING Group	ING Insurance Americas	ING Group
+31 20 541 5469	+1 770.980.4865	+31 20 541 8607
victorina.de.boer@ing.com	dana.ripley@us.ing.com	Bill.Cokins@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 3, 2009